Exhibit 99.2

PRESS RELEASE

Algeria: TotalEnergies Signed a New Production Sharing Contract with Sonatrach in the Berkine Basin

Paris, July 19, 2022 – TotalEnergies signed today with Sonatrach, Occidental and Eni an extension of its Production Sharing Contract for a period of 25 years for onshore Blocks 404a and 208 in the Berkine basin, in Eastern Algeria.

This contract, signed under the new Algerian Hydrocarbon Law published in 2019, will allow to develop additional liquids hydrocarbon resources, while reducing these fields carbon intensity through a dedicated carbon reduction program. The opportunity to develop and valorize associated gas resources will be studied by the partners, thus increasing export potential towards Europe.

“This new contract on Berkine asset, under the Algerian new Hydrocarbon Law, marks a new milestone in the strategic partnership with Sonatrach. This project is in line with the Company’s strategy to develop low-cost oil while contributing to carbon reduction programs to minimize our carbon footprint”, commented Laurent Vivier, Senior Vice President Middle East and North Africa, Exploration & Production at TotalEnergies.

TotalEnergies in Algeria

TotalEnergies has been a historic player in the energy sector in Algeria. The Company is active in oil and gas exploration and production, as well as in liquefied natural gas through supply contracts with Sonatrach. The Company is also active in the marketing of lubricants and bitumens. In addition, TotalEnergies and Sonatrach have launched engineering studies for a petrochemical project in Western Algeria. In 2021, the Company's 51 000 boe/d production in Algeria came from TotalEnergies' interests in the TFT II and Timimoun gas fields and the oil fields in the Berkine basin (Blocks 404a and 208).

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

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Cautionary Note

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